Exhibit 99.1
EMDEON INC.
EMPLOYEE STOCK PURCHASE PLAN
ARTICLE I.
INTRODUCTION
     1.1 ESTABLISHMENT OF PLAN. Emdeon Inc., a Delaware corporation (the “Company”), adopts the following nonqualified employee stock purchase plan for its eligible employees. This Plan shall be known as the Emdeon Inc. Employee Stock Purchase Plan.
     1.2 PURPOSE. The purpose of this Plan is to provide an opportunity for eligible employees of the Employer to become stockholders in the Company. It is believed that broad-based employee participation in the ownership of the business will help to achieve the unity of purpose conducive to the continued growth of the Employer and to the mutual benefit of its employees and stockholders.
     1.3 QUALIFICATION. This Plan is not intended to be an employee stock purchase plan which qualifies for favorable Federal income tax treatment under Section 423 of the Code.
     1.4 RULE 16B-3 COMPLIANCE. This Plan is intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934, and should be interpreted in accordance therewith.
ARTICLE II.
DEFINITIONS
     As used herein, the following words and phrases shall have the meanings specified below:
     2.1 BOARD OF DIRECTORS. The Board of Directors of the Company.
     2.2 CLOSING MARKET PRICE. The closing price of the Stock as reported in the consolidated trading of the New York Stock Exchange listed securities; provided that if there should be any material alteration in the present system of reporting sales prices of such Stock, or if such Stock should no longer be listed on the New York Stock Exchange, the market value of the Stock as of a particular date shall be determined in such a method as shall be specified by the Plan Administrator.
     2.3 CODE. The Internal Revenue Code of 1986, as amended from time to time.
     2.4 COMMENCEMENT DATE. The first day of each Option Period. The first Commencement Date shall be July 1, 2010.
     2.5 CONTRIBUTION ACCOUNT. The account established on behalf of a Participant to which shall be credited the amount of the Participant’s contributions, pursuant to Article V.

     2.6 EFFECTIVE DATE. July 1, 2010.
     2.7 EMPLOYEE. Each employee of the Employer except:
          (a) any employee who has been employed less than one (1) year;
          (b) any employee whose customary employment is twenty (20) hours per week or less; or
          (c) any employee whose customary employment is for not more than five (5) months in any calendar year.
     2.8 EMPLOYER. The Company and any Entity (i) which is a Subsidiary of the Company, (ii) which is authorized by the Board of Directors to adopt this Plan with respect to its Employees, and (iii) which adopts this Plan. The term “Employer” shall include any Entity into which an Employer may be merged or consolidated or to which all or substantially all of its assets may be transferred, provided that the surviving or transferee Entity would qualify as a Subsidiary under Section 2.19 hereof and that such Entity does not affirmatively disavow this Plan.
     2.9 ENTITY. Any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, business trust, unincorporated organization, government or political subdivision thereof or other entity.
     2.10 EXERCISE DATE. The last trading date of each Option Period on the New York Stock Exchange.
     2.11 EXERCISE PRICE. The price per share of the Stock to be charged to Participants at the Exercise Date, as determined in Section 6.3.
     2.12 FIVE-PERCENT STOCKHOLDER. An Employee who owns five percent (5%) or more of the total combined voting power or value of all classes of stock or equity interests of the Company or any parent or Subsidiary thereof. In determining this five percent (5%) test, shares of stock or equity interests which the Employee may purchase under outstanding options, as well as stock or equity interests attributed to the Employee under Section 424(d) of the Code, shall be treated as stock or equity interests owned by the Employee in the numerator, but shares of stock or equity interests which may be issued under options shall not be counted in the total of outstanding shares in the denominator.
     2.13 GRANT DATE. The first trading date of each Option Period on the New York Stock Exchange.
     2.14 OPTION PERIOD. Successive periods of six (6) months (i) commencing on January 1 and ending on June 30 and (ii) commencing on July 1 and ending on December 31.

     2.15 PARTICIPANT. Any Employee of an Employer who has met the conditions for eligibility as provided in Article IV and who has elected to participate in the Plan.
     2.16 PLAN. The Emdeon Inc. Employee Stock Purchase Plan.
     2.17 PLAN ADMINISTRATOR. The committee composed of one or more individuals to whom authority is delegated by the Board of Directors to administer the Plan. The initial committee shall be the Compensation Committee of the Board of Directors.
     2.18 STOCK. Those shares of common stock of the Company which are reserved pursuant to Section 6.1 for issuance upon the exercise of options granted under this Plan.
     2.19 SUBSIDIARY. Any Entity (other than the Company) of which 50% or more of the voting power of its equity securities or equity interests are owned directly or indirectly by the Company.
ARTICLE III.
STOCKHOLDER APPROVAL
     3.1 STOCKHOLDER APPROVAL REQUIRED. This Plan must be approved by the stockholders of the Company within the period beginning twelve (12) months before and ending twelve (12) months after its adoption by the Board of Directors.
     3.2 STOCKHOLDER APPROVAL FOR CERTAIN AMENDMENTS. Without the approval of the stockholders of the Company, no amendment to this Plan shall (i) increase the number of shares reserved under the Plan, other than as provided in Section 10.3, (ii) alter the designation of Entities whose employees shall be permitted to participate in the Plan, except as permitted by applicable law or (iii) alter the granting corporation or the Stock available for purchase under the Plan. Approval by stockholders must occur within one (1) year of such amendment or such amendment shall be void ab initio, comply with applicable provisions of the corporate certificate of incorporation and bylaws of the Company, comply with Delaware law prescribing the method and degree of stockholder approval required for issuance of corporate stock or options and comply with any other applicable law or listing standards.
ARTICLE IV.
ELIGIBILITY AND PARTICIPATION
     4.1 CONDITIONS. Each Employee shall become eligible to become a Participant on the Commencement Date next following the date he has been employed for one (1) year. No Employee who is a Five-Percent Stockholder shall be eligible to participate in the Plan. Notwithstanding anything to the contrary contained herein, no individual who is not an Employee shall be granted an option to purchase Stock under the Plan.
     4.2 APPLICATION FOR PARTICIPATION. Each Employee who becomes eligible to participate shall be furnished a summary of the Plan and an enrollment form. If such Employee elects to participate hereunder, he shall complete such form and file it with his

Employer no later than fifteen (15) days prior to the next Commencement Date or such other date as may be determined by the Plan Administrator and communicated to the Participants. The completed enrollment form shall indicate the amount of Employee contributions authorized by the Employee. If no new enrollment form is filed by a Participant in advance of any Option Period after the initial Option Period, that Participant shall be deemed to have elected to continue to participate with the same contribution previously elected (subject to the limit of ten percent (10%) of base pay). If any Employee does not elect to participate in any given Option Period, he may elect to participate on any future Commencement Date so long as he continues to meet the eligibility requirements.
     4.3 DATE OF PARTICIPATION. All Employees who elect to participate shall be enrolled in the Plan commencing with the first pay date after the Commencement Date following their submission of the enrollment form. Upon becoming a Participant, the Participant shall be bound by the terms of this Plan, including any amendments whenever made.
     4.4 ACQUISITION OR CREATION OF SUBSIDIARY. Except as otherwise provided (i) in a written notice provided by the Plan Administrator prior to a Commencement Date or (ii) pursuant to the terms of an applicable merger, asset, stock or other similar acquisition agreement, if an Entity is acquired by the Company or another Employer so that the acquired Entity becomes a Subsidiary, or if a Subsidiary is created, the Subsidiary in either case shall become an Employer and its Employees shall become eligible to participate in the Plan on the first reasonably practicable Commencement Date following the acquisition or creation of the Subsidiary (taking into consideration such factors as conversion of payroll systems, assumption of other benefit plans and other administrative matters), but in no event later than the second Commencement Date occurring after the acquisition or creation of the Subsidiary, as the case may be. Notwithstanding the foregoing, the Board of Directors may by appropriate resolutions (i) provide that the acquired or newly created Subsidiary shall not be a participating Employer, (ii) specify that the acquired or newly created Subsidiary will become a participating Employer on a Commencement Date on a date later than the second Commencement Date after the acquisition or creation, or (iii) attach any condition whatsoever to eligibility of the employees of the acquired or newly created Subsidiary, except to the extent such condition would not comply with applicable law or listing standards.
ARTICLE V.
CONTRIBUTION ACCOUNT
     5.1 EMPLOYEE CONTRIBUTIONS. The enrollment form signed by each Participant shall authorize the Employer to deduct from the Participant’s compensation an after-tax amount during each payroll period not less than one-percent (1%) nor more than an amount which is ten percent (10%) of the Participant’s base pay on the Commencement Date. A Participant’s base pay shall be determined before subtracting any elective deferrals to a qualified plan under Section 401(k) of the Code, salary reduction contributions to a cafeteria plan under Section 125 of the Code or elective deferrals to a nonqualified deferred compensation plan. The dollar amount deducted each payday shall be credited to the Participant’s Contribution Account. Participant contributions will not be permitted to commence at any time during the Option Period other than on the Commencement Date. Unless otherwise determined by the Plan Administrator with respect to an Option Period, no interest will accrue on any contributions or on the balance in a Participant’s Contribution Account.
     5.2 MODIFICATION OF CONTRIBUTION RATE. No change shall be permitted in a Participant’s amount of withholding except upon a Commencement Date, and then only if the Participant files a new enrollment form with the Employer at least fifteen (15) days in advance of the Commencement Date designating the desired withholding rate. Notwithstanding the foregoing, a Participant may notify the Employer at any time (except during the periods from June 21 through June 30 and December 22 through December 31) that he wishes to discontinue his contributions. This notice shall be in writing and on such forms as provided by the Employer and shall become effective as of a date provided on the form not more than fifteen (15) days following its receipt by the Employer. The Participant shall become eligible to recommence contributions on the next Commencement Date.
     5.3 WITHDRAWAL OF CONTRIBUTIONS. A Participant may elect to withdraw the balance of his Contribution Account at any time during the Option Period prior to the Exercise Date (except during the periods from June 21 through June 30 and December 22 through December 31). The option granted to a Participant shall be canceled upon his withdrawal of the balance in his Contribution Account. This election to withdraw must be in writing on such forms as may be provided by the Employer. If contributions are withdrawn in this manner, further contributions during that Option Period will be discontinued in the same manner as provided in Section 5.2, and the Participant shall become eligible to recommence contributions on the next Commencement Date.
     5.4 LIMITATIONS ON CONTRIBUTIONS. During each Option Period, the total contributions by a Participant to his Contribution Account shall not exceed ten percent (10%) of the Participant’s base pay for the Option Period. If a Participant’s total contributions should exceed this limit, the excess shall be returned to the Participant after the end of the Option Period, without interest.
ARTICLE VI.
ISSUANCE AND EXERCISE OF OPTIONS
     6.1 RESERVED SHARES OF STOCK. The Company shall initially reserve eight million nine hundred thousand (8.9 million) shares of Stock for issuance upon exercise of the options granted under this Plan.
     6.2 ISSUANCE OF OPTIONS. On the Grant Date each Participant shall be deemed to receive an option to purchase Stock with the number of shares and Exercise Price determined as provided in this Article VI, subject to the maximum limits specified in Section 6.6(a). All such options shall be automatically exercised on the following Exercise Date, except for options which are canceled when a Participant withdraws the balance of his Contribution Account or which are otherwise terminated under the provisions of this Plan.
     6.3 DETERMINATION OF EXERCISE PRICE. The Exercise Price of the options granted under this Plan for any Option Period shall be between eighty-five percent (85%)

and one-hundred percent (100%) of the Closing Market Price of the Stock on either the Grant Date or the Exercise Date (or the lesser of such amounts on such dates during each Option Period). The Plan Administrator, in its sole discretion, shall determine the percentage of the Exercise Price and the date or dates upon which such Exercise Price will be based for each Option Period and shall provide notice of such provisions to Participants prior to the Commencement Date of each Option Period.
     6.4 PURCHASE OF STOCK. On an Exercise Date, all options shall be automatically exercised, except that the options of a Participant who has terminated employment pursuant to Section 7.1 or who has withdrawn all his contributions shall expire. The Contribution Account of each Participant shall be used to purchase the maximum number of whole shares of Stock determined by dividing the Exercise Price into the balance of the Participant’s Contribution Account. Any money remaining in a Participant’s Contribution Account representing a fractional share shall remain in his Contribution Account to be used in the next Option Period along with new contributions in the next Option Period; provided, however, that if the Participant does not enroll for the next Option Period, the balance remaining shall be returned to him in cash, without interest.
     6.5 TERMS OF OPTIONS. Options granted under this Plan shall be subject to such amendment or modification as the Employer shall deem necessary to comply with any applicable law or regulation, including any applicable tax withholding obligations, and shall contain such other provisions as the Employer shall from time to time approve and deem necessary.
     6.6 LIMITATIONS ON OPTIONS. The options granted hereunder are subject to the following limitations:
          (a) The maximum number of shares of Stock which may be purchased by any Participant on an Exercise Date shall be two thousand five hundred (2,500) shares. Any contributions remaining in a Participant’s Contribution Account due to the 2,500 share limit for a Option Period shall be returned to that Participant, without interest. This maximum number of shares shall be adjusted as determined by the Plan Administrator in accordance with, and upon the occurrence of an event described in, Section 10.3.
          (b) No Participant shall be permitted to accrue the right to purchase during any calendar year Stock under this Plan (or any other employee stock purchase plan of the Employer, a parent or a Subsidiary) having a fair market value of greater than twenty-five thousand dollars ($25,000.00) (as determined on the Grant Date for the Option Period during which each such share of Stock is purchased).
          (c) No option may be granted to a Participant if the Participant immediately after the option is granted would be a Five-Percent Stockholder.
          (d) No Participant may assign, transfer or otherwise alienate any options granted to him under this Plan, otherwise than by will or the laws of descent and distribution, and such options must be exercised during the Participant’s lifetime only by him.

     6.7 WITHHOLDING OF TAXES. Upon the Exercise Date, the Company shall have the right and is hereby authorized to satisfy any applicable withholding obligations or withholding taxes (“Withholding Taxes”), including any federal Withholding Taxes as set forth by Internal Revenue Service guidelines for the employer’s minimum statutory withholding, with respect to the Participant’s purchase of Stock. Unless otherwise determined by the Plan Administrator and communicated to Participants prior to the applicable Commencement Date, the Withholding Taxes shall be satisfied by withholding from the Stock otherwise purchased on the Exercise Date that number of whole shares of Stock necessary to satisfy the Withholding Taxes with respect to such Stock based on the Closing Market Price of the Stock as of the Exercise Date.
     6.8 PRO-RATA REDUCTION OF OPTIONED STOCK. If the total number of shares of Stock to be purchased under options by all Participants on an Exercise Date exceeds the number of shares of Stock remaining authorized for issuance under Section 6.1, a pro-rata allocation of the shares of Stock available for issuance will be made among Participants in proportion to their respective Contribution Account balances on the Exercise Date, and any money remaining in the Contribution Accounts shall be returned to the Participants, without interest.
     6.9 STATE SECURITIES LAWS. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to issue shares of Stock to any Participant if to do so would violate any State (or other applicable) securities law applicable to the sale of Stock to such Participant. In the event that the Company refrains from issuing shares of Stock to any Participant in reliance on this Section, the Company shall return to such Participant the amount in such Participant’s Contribution Account that would otherwise have been applied to the purchase of Stock.
ARTICLE VII.
TERMINATION OF PARTICIPATION
     7.1 TERMINATION OF EMPLOYMENT. Any Employee whose employment with the Employer is terminated during the Option Period prior to the Exercise Date for any reason except death, disability or retirement at or after age 65 shall cease being a Participant immediately. The balance of that Participant’s Contribution Account shall be paid to such Participant as soon as practical after his termination. The option granted to such Participant shall be null and void.
     7.2 DEATH. If a Participant should die while employed by the Employer, no further contributions on behalf of the deceased Participant shall be made. The legal representative of the deceased Participant may elect to withdraw the balance in said Participant’s Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant died (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the deceased Participant’s Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the legal representative.
     7.3 RETIREMENT. If a Participant should retire from the employment of the Employer at or after attaining age 65, no further contributions on behalf of the retired Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant retired (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the retired Participant’s Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the retired Participant.
     7.4 DISABILITY. If a Participant should terminate employment with the Employer on account of disability, as determined by reference to the definition of “disability” in the Employer’s long-term disability plan, no further contributions on behalf of the disabled Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant became disabled (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the disabled Participant’s Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4. Any money remaining which is insufficient to purchase a whole share shall be paid to the disabled Participant.
ARTICLE VIII.
OWNERSHIP OF STOCK
     8.1 ISSUANCE OF STOCK. As soon as practical after the Exercise Date, the Plan Administrator will, in its sole discretion, either credit a share account maintained for the benefit of each Participant or issue certificates to each Participant for the number of shares of Stock purchased under the Plan by such Participant during an Option Period (less any shares of Stock withheld pursuant to Section 6.7). Such determination by the Plan Administrator shall apply equally to all shares of Stock purchased during the Option Period. Certificates may be issued, at the request of a Participant, in the name of the Participant, jointly in the name of the Participant and a member of the Participant’s family, to the Participant as custodian for the Participant’s child under the Gift to Minors Act, or to the legal representative of a deceased Participant.
     8.2 RESTRICTIONS ON SALE. Unless another period is designated by the Plan Administrator in advance of the Commencement Date of an Option Period, as discussed below, any shares of Stock purchased under the Plan may not be sold, transferred or otherwise disposed of by a Participant (or their legal representative or estate, as applicable) for six (6) months following the applicable Exercise Date (the “Restricted Period”). The Plan Administrator may, in its sole discretion, place additional restrictions on the sale or transfer of shares of Stock purchased under the Plan during any Option Period (including the designation of a new

Restricted Period) by notice to all Participants of the nature of such restrictions given in advance of the Commencement Date of such Option Period. The additional restrictions may, among other things, change the Restricted Period to a period of up to two years from the Grant Date, subject to such exceptions as the Plan Administrator may determine (e.g., termination of employment with the Employer). Certificates issued pursuant to Section 8.1 for shares that are restricted, shall, in the discretion of the Plan Administrator, contain a legend disclosing the nature and duration of the restriction (including a description of the Restricted Period). Any such restrictions and exceptions determined by the Plan Administrator shall be applicable equally to all shares of Stock purchased during the Option Period for which the restrictions are first applicable. In addition, the Restricted Period and such other restrictions and exceptions applicable to the Stock shall remain applicable during subsequent Option Periods unless otherwise determined by the Plan Administrator. If the Plan Administrator should change or eliminate any restrictions for a subsequent Option Period, notice of such action shall be given to all Participants.
     8.3 TRANSFER OF OWNERSHIP. A Participant who purchases shares of Stock under this Plan shall be transferred at such time substantially all of the rights of ownership of such shares of Stock. Such rights of ownership shall include the right to vote, the right to receive declared dividends, the right to share in the assets of the Employer in the event of liquidation, the right to inspect the Employer’s books and the right to pledge or sell such Stock subject to the restrictions in the Plan.
ARTICLE IX.
ADMINISTRATION AND AMENDMENT
     9.1 ADMINISTRATION. The Plan Administrator shall (i) administer the Plan, (ii) keep records of the Contribution Account balance of each Participant, (iii) keep records of the share account balance of each Participant, (iv) interpret the Plan, (v) determine all questions arising as to eligibility to participate, amount of contributions permitted, determination of the Exercise Price, and all other matters of administration, and (vi) determine whether to place restrictions on the sale and transfer of Stock and the nature of such restrictions, as provided in Section 8.2. The Plan Administrator shall have such duties, powers and discretionary authority as may be necessary to discharge the foregoing duties, and may delegate any or all of the foregoing duties to any individual or individuals (including officers or other Employees who are Participants). The Board of Directors shall have the right at any time and without notice to remove or replace any individual or committee of individuals serving as Plan Administrator. All determinations by the Plan Administrator shall be conclusive and binding on all persons. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Plan that are not covered in this Plan document shall be promulgated and adopted by the Plan Administrator.
     9.2 AMENDMENT. The Board of Directors of the Employer may at any time amend the Plan in any respect, including termination of the Plan, without notice to Participants. If the Plan is terminated, all options outstanding at the time of termination shall become null and void and the balance in each Participant’s Contribution Account shall be paid to that Participant, without interest. Notwithstanding the foregoing, no amendment of the Plan as described in

Section 3.2, or as may be required to otherwise comply with any applicable tax or regulatory requirement, shall become effective until and unless such amendment is approved by the stockholders of the Company in accordance with the approval requirements of Section 3.2.
ARTICLE X.
MISCELLANEOUS
     10.1 EXPENSES. The Employer will pay all expenses of administering this Plan that may arise in connection with the Plan.
     10.2 NO CONTRACT OF EMPLOYMENT. Nothing in this Plan shall be construed to constitute a contract of employment between an Employer and any Employee or to be an inducement for the employment of any Employee. Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Employee at any time, with or without cause, regardless of the effect which such discharge may have upon him as a Participant of the Plan.
     10.3 ADJUSTMENT UPON CHANGES IN STOCK. The aggregate number of shares of Stock reserved for purchase under the Plan as provided in Section 6.1, and the calculation of the Exercise Price as provided in Section 6.3, shall be adjusted by the Plan Administrator (subject to direction by the Board of Directors) in an equitable and proportionate manner to reflect changes in the capitalization of the Company, including, but not limited to, such changes as result from merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares and change in corporate structure. If any adjustment under this Section 10.3 would create a fractional share of Stock or a right to acquire a fractional share of Stock, such fractional share shall be disregarded and the number of shares available under the Plan and the number of shares covered under any options granted pursuant to the Plan shall be the next lower number of shares, rounding all fractions downward.
     10.4 EMPLOYER’S RIGHTS. The rights and powers of any Employer shall not be affected in any way by its participation in this Plan, including but not limited to the right or power of any Employer to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.
     10.5 LIMIT ON LIABILITY. No liability whatever shall attach to or be incurred by any past, present or future stockholders, officers or directors, as such, of the Company or any Employer, under or by reason of any of the terms, conditions or agreements contained in this Plan or implied therefrom, and any and all liabilities of any and all rights and claims against the Company, an Employer, or any stockholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Plan, are hereby expressly waived and released by every Participant as a part of the consideration for any benefits under this Plan; provided, however, no waiver shall occur, solely by reason of this Section 10.5, of any right which is not susceptible to advance waiver under applicable law.

     10.6 GENDER AND NUMBER. For the purposes of the Plan, unless the contrary is clearly indicated, the use of the masculine gender shall include the feminine, and the singular number shall include the plural and vice versa.
     10.7 GOVERNING LAW. The validity, construction, interpretation, administration and effect of this Plan, and any rules or regulations promulgated hereunder, including all rights or privileges of any Participants hereunder, shall be governed exclusively by and in accordance with the laws of the State of Delaware.
     10.8 HEADINGS. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction of any provisions hereof.
     10.9 SEVERABILITY. If any provision of this Plan is held by a court to be unenforceable or is deemed invalid for any reason, then such provision shall be deemed inapplicable and omitted, but all other provisions of this Plan shall be deemed valid and enforceable to the full extent possible under applicable law.
     IN WITNESS WHEREOF, the Employer has adopted this Plan as of the 20th day of July, 2009, and as amended June 24, 2010, to be effective as of the Effective Date.

EMDEON INC.
By:	/s/ Gregory T. Stevens
	Name:	Gregory T. Stevens
	Title:	Executive Vice President, General Counsel and Secretary

ATTEST:
/s/ Denise Ceule